# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New ERA Energy & Digital, Inc., CIK 0002028336
CUSIP: 64428N109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 N. LORAINE STREET, SUITE 1324, MIDLAND, Texas (TX), 79701
Date of event which requires filing of this statement: 04/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595082

## Reporting persons
- M.H. Davidson & Co.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 101,774; sole dispositive power 0; shared dispositive power 101,774; aggregate amount beneficially owned 101,774 (0.1% of the class)
- Davidson Kempner Arbitrage, Equities & Relative Value LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,064,475; sole dispositive power 0; shared dispositive power 5,064,475; aggregate amount beneficially owned 5,064,475 (5.12% of the class)
- Davidson Kempner Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,166,249; sole dispositive power 0; shared dispositive power 5,166,249; aggregate amount beneficially owned 5,166,249 (5.22% of the class)
- Anthony A. Yoseloff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,166,249; sole dispositive power 0; shared dispositive power 5,166,249; aggregate amount beneficially owned 5,166,249 (5.22% of the class)

## Item 1. Issuer
Name of issuer: New ERA Energy & Digital, Inc.
Address of issuer's principal executive offices: 200 N. Loraine Street, Suite 1324, Midland, TX 79701

## Item 2. Person Filing
Name of person filing:
This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) M.H. Davidson & Co., a New York limited partnership ("CO"). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company ("CO GP"), is the general partner of CO and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of CO GP. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

(ii) Davidson Kempner Arbitrage, Equities and Relative Value LP, a Cayman Islands exempted limited partnership ("DKAERV"). Davidson Kempner Multi-Strategy GP II LLC, a Delaware limited liability company ("DKAERV GP"), is the general partner of DKAERV and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of DKAERV GP. DKCM is responsible for the voting and investment decisions of DKAERV;

(iii) Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of CO and DKAERV ("DKCM"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Conor Bastable, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris, Suzanne K. Gibbons, Gregory S. Feldman, Melanie Levine and James Li; and

(iv) Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the common stock, par value $0.0001 per share ("Common Stock"), of New Era Energy & Digital, Inc. (the "Company") held by CO and DKAERV.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 9 West 57th Street, 29th Floor, New York, NY 10019.
Citizenship:
(i) CO - a New York limited partnership

(ii) DKAERV - a Cayman Islands exempted limited partnership

(iii) DKCM - a Delaware limited partnership

(iv) Anthony A. Yoseloff - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 99,000,928 shares of Common Stock outstanding, which is the sum of (i) 93,522,797 shares of Common Stock outstanding as of April 10, 2026, as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on April 10, 2026; (ii) 4,477,611 shares of Common Stock issued on April 14, 2026 pursuant to the exercise of the underwriters' overallotment option as reported in the Company's Current Report on Form 8-K filed with the SEC on April 14, 2026 (the "April 14th 8-K"); and (iii) 1,000,520 shares of Common Stock issued on April 13, 2026, as reported in the April 14th 8-K.
Percent of class: 5.22%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- M.H. Davidson & Co.: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of CO GP, General Partner of CO (04/16/2026)
- Davidson Kempner Arbitrage, Equities & Relative Value LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of DKAERV GP, General Partner of DKAERV (04/16/2026)
- Davidson Kempner Capital Management LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (04/16/2026)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (04/16/2026)